UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Elevation Oncology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

28623U101

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	28623U101

1	NAMES OF REPORTING PERSONS
ExodusPoint Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No.	28623U101

1	NAMES OF REPORTING PERSONS
ExodusPoint Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	28623U101

1	NAMES OF REPORTING PERSONS
Michael Gelband

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	28623U101

1	NAMES OF REPORTING PERSONS
Hyung Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
50,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
50,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.

(a)	Name of Issuer:

Elevation Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

101 Federal Street, Suite 1900, Boston, MA 02110

Item 2.

(a)	Name of Person Filing:

This statement is filed by (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) ExodusPoint Capital Management, LP (“ExodusPoint Capital Management”) with respect to shares of common stock, par value $0.0001 per share (“Shares”), of the Issuer held by ExodusPoint Partners Master Fund, LP, an investment fund it manages (“ExodusPoint Master Fund”); (ii) ExodusPoint Capital Partners GP, LLC (“ExodusPoint Capital Partners”) with respect to Shares held by ExodusPoint Master Fund; (iii) Michael Gelband (“Mr. Gelband”); and (iv) Hyung Lee (“Mr. Lee”), each with respect to Shares beneficially owned by ExodusPoint Capital Management and ExodusPoint Capital Partners.

ExodusPoint Capital Management, ExodusPoint Capital Partners, Mr. Gelband and Mr. Lee have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of ExodusPoint Capital Management, ExodusPoint Capital Partners, Mr. Gelband and Mr. Lee is 65 East 55th Street, New York, NY 10022

(c)	Place of Organization:

ExodusPoint Capital Management is a Delaware limited partnership. ExodusPoint Capital Partners is a Delaware limited liability company. Mr. Gelband is a United States citizen. Mr. Lee is a United States citizen.

(d)	Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP No.:

28623U101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on December 31, 2023.

ExodusPoint Capital Management, ExodusPoint Capital Partners, Mr. Gelband and Mr. Lee own directly no Shares. Pursuant to an investment management agreement, ExodusPoint Capital Management maintains investment and voting power with respect to the securities held by ExodusPoint Master Fund. ExodusPoint Capital Partners is the general partner of ExodusPoint Capital Management. Mr. Gelband and Mr. Lee control each of ExodusPoint Capital Management and ExodusPoint Capital Partners.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

ExodusPoint Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See disclosure in Item 4 hereof.

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

ExodusPoint Capital Management, LP

By:	/s/ Caitlin Farrell-Starbuck
Name:	Caitlin Farrell-Starbuck
Title:	Authorized Signatory

ExodusPoint Capital Partners GP, LLC

By:	/s/ Caitlin Farrell-Starbuck
Name:	Caitlin Farrell-Starbuck
Title:	Authorized Signatory

Michael Gelband

By:	/s/ Michael Gelband

Hyung Lee

By:	/s/ Hyung Lee

EXHIBIT INDEX

Exhibit 99.1: Joint Filing Agreement, dated February 7, 2024